Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Westcorp

Commission File No.: 001-09910

Date: December 6, 2005

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”), Westcorp, WFS Financial Inc (“WFS Financial”) and the combined companies following the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Mergers, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger among Wachovia, Westcorp and WFS Financial Inc will be submitted to Westcorp’s and WFS Financial Inc’s shareholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction among Wachovia, Westcorp and WFS Financial Inc and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents at www.wachovia.com, www.westcorpinc.com, or www.wfsfinancial.com. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, to Westcorp, Attention: Guy Du Bose, Esq., 23 Pasteur, Irvine, CA 92618, (949) 727-1002, or to WFS Financial Inc, Attention: Guy Du Bose, Esq., 23 Pasteur, Irvine, CA 92618, (949) 727-1002. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting Westcorp’s and WFS Financial Inc’s proxy solicitor, Mellon Investor Services, Attention: Peter Tomaszewski, telephone number 1-800-279-0618.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY WACHOVIA

Media Contact:

Mary Beth Navarro 704.374.2292

Press Release December 6, 2005

WACHOVIA ANNOUNCES CALIFORNIA BANK LEADERSHIP

Regional President/Chief Operating Officer and Retail Banking Executive

Jobs Are Part of Proposed Westcorp Merger

CHARLOTTE, N.C. – Wachovia Corp. announced today that it has selected a regional president & chief operating officer (COO) for Southern California and a retail banking executive for California. Wachovia plans to enter the market when it consummates its proposed merger with Westcorp and its two main subsidiaries, WFS Financial and Western Financial Bank. Western Financial Bank has 19 retail bank branches in the Los Angeles and San Diego metro areas.

Francis “Frank” Newman III will be Wachovia’s Southern California regional president & COO, and George Swygert will serve as Wachovia’s California retail banking executive. Both positions will be located in the Los Angeles area. Together, the two executives have a combined 38 years of banking experience. In their new roles, they will report to Cece Sutton, the head of Wachovia’s Retail & Small Business Bank.

“We are pleased that one of the benefits of our proposed merger with Westcorp is that it will give Wachovia a small retail branch and commercial banking presence in the growing and attractive Southern California market,” said Ben Jenkins, head of Wachovia’s General Bank. “When we complete the merger, I know Frank and George will ably lead our strategy and our banking team in Southern California.”

The proposed merger was announced on Sept. 12, 2005, and the two companies plan to consummate the merger late in the first quarter of 2006.

Before completion of the merger, Newman and Swygert will work with Marguerite Drew, current president of Retail Banking for Western Financial Bank, and Jim Tecca, current president of Commercial Banking for Western Financial Bank, to create plans for the integration of Western Financial Bank’s operations into Wachovia. Upon consummation, Jim Tecca will report to Carlos Evans, head of Wachovia’s Wholesale Bank. Marguerite Drew will continue reporting to Tom Wolfe, president and CEO of WFS Financial. Wolfe will head up Wachovia’s dealer finance business upon consummation. As announced on Sept. 12, upon consummation Ernest Rady, chairman of Westcorp, will serve as chairman of Wachovia’s dealer finance business and chairman of Wachovia’s California banking operations, reporting directly to Ben Jenkins, head of Wachovia’s General Bank.

For the past two years, Newman has served as director of planning, operations and segment support for Wachovia’s Retail/Small Business Bank, a position based in Charlotte, N.C. In this role, he managed efforts such as Wachovia’s Texas expansion, its new branch openings and its strategy for selling mortgages in bank branches across the Wachovia footprint. His prior experience includes leading Wachovia’s banking efforts in key Florida markets and serving as the retail banking executive for the state of Florida. Swygert has led successful retail teams for Wachovia for many years, most recently as retail banking executive for Delaware, Maryland, Pennsylvania, Virginia and Washington, D.C. His prior experience at Wachovia gives him a deep and broad understanding of retail banking, including leading sales teams, managing marketing efforts and leading a branch in his first job at the company as a branch manager.

About Wachovia

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers, with banking operations from Connecticut to Florida and west to Texas, and retail brokerage operations nationwide. Wachovia had assets of $532.4 billion, market capitalization of $73.9 billion and stockholders’ equity of $46.8 billion at September 30, 2005. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 13 million household and business relationships primarily through 3,138 offices in 15 states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, also serves clients through 702 offices in 49 states and five Latin American countries. The Corporate and Investment Bank serves clients in selected industries nationwide. Global services are offered through 40 offices around the world. Online banking and brokerage products and services also are available through Wachovia.com.

Additional Information

The proposed merger among Wachovia, Westcorp and WFS Financial Inc will be submitted to Westcorp’s and WFS Financial Inc’s shareholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction among Wachovia, Westcorp and WFS Financial Inc and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents at www.wachovia.com, www.westcorpinc.com, or www.wfsfinancial.com. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp, Attention: Guy Du Bose, Esq., 23 Pasteur, Irvine, CA 92618, (949) 727-1002, or to WFS Financial Inc, Attention: Guy Du Bose, Esq., 23 Pasteur, Irvine, CA 92618, (949) 727-1002. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting Westcorp’s and WFS Financial Inc’s proxy solicitor, Mellon Investor Services, Attention: Peter Tomaszewski, telephone number 1-800-279-0618.

# # #